FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 January 2013

SALE OF HSBC (HELLAS) MUTUAL FUNDS
MANAGEMENT SA IN GREECE

HSBC Bank plc ('HSBC'), a wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its 73% shareholding in HSBC (HELLAS) Mutual Funds Management SA (HSBC AEDAK), its mutual fund business in Greece, to Mr. John Vezanis, the current General Manager of HSBC AEDAK, who is the owner of the 27% shareholding not currently owned by HSBC.

At 31 December 2012, HSBC AEDAK had gross assets of EUR7m.

HSBC AEDAK manages eight local Mutual Funds, provides Advisory and Discretionary Portfolio Management services to customers, and distributes HSBC Group funds. HSBC AEDAK, which will be renamed on completion, will continue to distribute HSBC Global Investment Funds.

The transaction, which represents further progress in the execution of HSBC Group's strategy, is subject to certain conditions including regulatory and other approvals, and is expected to complete in the first quarter of 2013. On completion, Mr. Vezanis will leave the HSBC Group.

Media enquiries to Tonia Petrovits on +30 210 6961191 or at tonia.petrovits@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 23 January 2013